SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                Commission File Number 000-15379

                   NOTIFICATION OF LATE FILING

(Check One): [   ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
             [ X ]Form 10-Q   [   ]Form N-SAR

     For Period Ended:     December 31, 2001
                      -------------------------------------------
[  ]Transition Report on Form 10-K [  ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR [ ]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
        -----------------------------------------------------
-------------------------------------------------------------

                             PART I
                     REGISTRANT INFORMATION

Full name of registrant    Park Pharmacy Corporation
                         -------------------------------------
Former name if applicable
                         -------------------------------------
Address of principal executive office (Street and number)

     10711 Preston Road, Suite 250
--------------------------------------------------------------
City, state and zip code      Dallas, Texas 75230
                         -------------------------------------

                             PART II
                     RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                       See Attachment III



                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


        Craig Mackey              972             860-0200
     ------------------------------------------------------------
          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         See Attachment IV(3)



                     Park Pharmacy Corporation
    ---------------------------------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 2002      By:  /s/ Craig Mackey
       ------------------          ---------------------------
                              Name:  Craig Mackey
                                   ---------------------------
                              Title: President
                                   ---------------------------

                         Attachment III
              to Notification of Late Filing of Form 10-Q
            for the Fiscal Quarter Ended December 31, 2001.

The Registrant was unable to file, on February 14, 2002, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2001 (the "Form 10-Q") because it was unable to compile and complete the financial information necessary to properly prepare and submit the Form 10-Q without unreasonable effort or expense. Specifically, management has recently received the recommendations of an independent consultant retained by the Registrant to evaluate the accounts receivable reserves primarily related to its infusion therapy business and potential goodwill impairment in certain of its subsidiaries. The recommendations of the consultant are being reviewed by management and will likely result in charges to earnings.

In addition, management has elected to discontinue a component of its subsidiary, Rx-Pro.Com, Inc., which will result in a one-time charge to earnings for the impairment of goodwill and software costs.

                          Attachment IV(3)
            to Notification of Late Filing of Form 10-Q
          for the Fiscal Quarter Ended December 31, 2001


The Registrant expects substantial changes in the results of operations from the fiscal quarter ended December 31, 2000 as a result of increases in reserves against accounts receivable (currently estimated to be approximately $1 million) and the potential impairment of goodwill in certain subsidiaries and investment in the Registrant's subsidiary, Rx-Pro.Com, Inc. Management is evaluating whether to impair all or substantially all of the goodwill and software in a component of its Rx-Pro.Com, Inc. subsidiary (representing approximately $2.5 million of the Registrant's assets). Management is also evaluating whether to impair a portion of the goodwill associated with its Total Health Care subsidiary. No final decision has been made at this time regarding the appropriate amounts, if any, of such impairment charges. Including the anticipated adjustments to the Registrant's accounts receivable of approximately $1,000,000, and including potential impairment and related charges in the range of $3,500,000 the Registrant expects to report a net loss of between $5,000,000 and $6,000,000 (or $0.13 to $0.17 per share), as compared to net income of approximately $26,000 for the fiscal quarter ended December 31, 2000.